Filed by Sun Bancorp, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                                             File No. 333-128793




                                 ADVANTAGE BANK

                        IMPORTANT MESSAGE TO SHAREHOLDERS




                                                               November 16, 2005

Dear Shareholder:

Proxy Material for the Special Meeting of Shareholders of Advantage Bank was sent to you recently. Accordingly to our records, your proxy for this meeting, which will be held on Wednesday, November 30, 2005, has not been received.

For the reasons set forth in the proxy statement dated October 31, 2005, your Board of Directors unanimously recommends that Advantage shareholders vote `FOR' the approval of the merger agreement.

Regardless of the number of shares you own, it is important that they are represented and voted at the special meeting.

ACCORDINGLY, PLEASE TAKE A MOMENT NOW TO VOTE YOUR PROXY AND RETURN IT IN THE POSTAGE PAID ENVELOPE ENCLOSED. THE AFFRIMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING IS REQUIRED TO APPROVE THE MERGER AGREEMENT.

Thank you for your response.

                                              Sincerely,

                                              /s/John A. Fallone

                                              John A. Fallone
                                              Chairman of the Board of Directors




Sun Bancorp has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which contains the proxy materials of Advantage Bank and certain other information regarding Sun. You are urged to carefully read the proxy materials because they contain important information. You can obtain a copy of the proxy materials free of charge at the SEC's Web site at www.sec.gov. The materials may also be obtained for free by directing a written request to Sun Bancorp, Inc., 226 Landis Avenue, Vineland, NJ, 08360, Attention:
Secretary,  and to Advantage  Bank, 3421 Route 22 East,  Branchburg,  NJ, 08876,
Attention: Secretary.

You should read the proxy materials before making a decision regarding the merger.

Advantage, and its directors and executive officers, may be deemed to be "participants" in Advantage's solicitation of proxies in connection with the proposed merger. Information regarding participants, including their holdings of Advantage stock, is contained in the proxy materials.

                                                      Filed by Sun Bancorp, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                                             File No. 333-128793


                                 ADVANTAGE BANK

                       IMPORTANT MESSAGE TO SHAREHOLDERS


                                                               November 16, 2005

Dear Shareholder:

Proxy Material for the Special Meeting of Shareholders of Advantage Bank was sent to you recently. Accordingly to our records, your proxy for this meeting, which will be held on Wednesday, November 30, 2005, has not been received.

For the reasons set forth in the proxy statement dated October 31, 2005, your Board of Directors unanimously recommends that Advantage shareholders vote `FOR' the approval of the merger agreement.

Regardless of the number of shares you own, it is important that they are represented and voted at the special meeting. Since the merger proposal is non discretionary, your broker cannot vote your shares for you on this proposal without your instructions. ACCORDINGLY, PLEASE TAKE A MOMENT NOW TO VOTE BY ANY OF THE THREE METHODS IDENTIFIED BELOW.

         We encourage you to vote by any one of the three methods listed below:

1. Vote by telephone: Call the toll-free number listed for this purpose on your Voting Instruction Form. The number is 1-800-690-6903. Have your 12-digit control number listed on the form ready and follow the simple instructions.

2. Vote by Internet: Go to the website www.proxyvote.com listed on your Voting Instruction Form. Have your 12-digit control number listed on the form ready and follow the simple instructions.

3.       Vote by Mail:  Please  take a moment to vote,  sign,  date and mail the
         enclosed  proxy  in  the  postage-paid   envelope   included  for  your
         convenience.

YOUR VOTE IS IMPORTANT. THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING IS REQUIRED TO APPROVE THE MERGER AGREEMENT.

Thank you for your response.

                                              Sincerely,

                                              /s/John A. Fallone

                                              John A. Fallone
                                              Chairman of the Board of Directors

Sun Bancorp has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which contains the proxy materials of Advantage Bank and certain other information regarding Sun. You are urged to carefully read the proxy materials because they contain important information. You can obtain a copy of the proxy materials free of charge at the SEC's Web site at www.sec.gov. The materials may also be obtained for free by directing a written request to Sun Bancorp, Inc., 226 Landis Avenue, Vineland, NJ, 08360, Attention:
Secretary,  and to Advantage  Bank, 3421 Route 22 East,  Branchburg,  NJ, 08876,
Attention: Secretary.

You should read the proxy materials before making a decision regarding the merger.

Advantage, and its directors and executive officers, may be deemed to be "participants" in Advantage's solicitation of proxies in connection with the proposed merger. Information regarding participants, including their holdings of Advantage stock, is contained in the proxy materials.